UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

INFORMATION STATEMENT PURSUTANT TO RULES 13D-1 AND 13D-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. ___)*

STOCK YARDS BANCORP, INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

861025104
(CUSIP Number)

December 31, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)

[_]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

SCHEDULE 13G

CUSIP No.	861025104

1	Names of Reporting Persons

Stock Yards Bank & Trust Company 61-0354170
2	Check the appropriate box if a member of a Group (see instructions)

(a) [ ] (b) [X]
3	Sec Use Only

4	Citizenship or Place of Organization

Kentucky
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

1,293,068
	6	Shared Voting Power

0
	7	Sole Dispositive Power

887,280
	8	Shared Dispositive Power

188,777
9	Aggregate Amount Beneficially Owned by Each Reporting Person

1,293,068
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]
11	Percent of class represented by amount in row (9)

5.72%
12	Type of Reporting Person (See Instructions)

BK

Item 1.

(a)	Name of Issuer: Stock Yards, Bancorp, Inc.

(b)	Address of Issuer’s Principal Executive Offices:	1040 East Main Street

Louisville, KY 40206

Item 2.

(a)	Name of Person Filing: Stock Yards Bank & Trust Company

(b)	Address of Principal Business Office or, if None, Residence: Same as Item 1(b)

(c)	Citizenship: A Kentucky Corporation

(d)	Title and Class of Securities: Common Stock

(e)	CUSIP No.: 861025104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(b) [X] Bank as defined in Section 3(a)(6) of the Act;

Item 4.	Ownership

(a)	Amount Beneficially Owned: Stock Yards Bank & Trust Company, in its various fiduciary capacities as agent, personal representative, custodian and trustee, is the beneficial owner (as that term is defined in Rule 13d-3) of 1,293,068 shares of the Common Stock, no par value of Stock Yards Bancorp, Inc., the parent company of Stock Yards Bank & Trust Company.

(b)	Percent of Class: 5.72%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 1,293,068

	(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of: 887,280

	(iv)	Shared power to dispose or to direct the disposition of: 188,777

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain of the securities held by Stock Yards Bank & Trust Company in its various fiduciary capacities.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable

Item 8.	Identification and classification of members of the group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2020:

STOCK YARDS BANK & TRUST COMPANY

/s/ Kathy C. Thompson

Kathy C. Thompson

Senior Executive Vice President